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                          September 16, 2020

       Mark Levine
       General Counsel
       Flexion Therapeutics, Inc.
       10 Mall Road, Suite 301
       Burlington, Massachusetts 01803

                                                        Re: Flexion
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 11,
2020
                                                            File No. 333-248749

       Dear Mr. Levine:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Sean Clayton